Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated April 16, 2009, relating to the financial statements of The Talbots, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109) and the effectiveness of The Talbots Inc. and subsidiaries’ internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting due to a material weakness) appearing in the Annual Report on Form 10-K of The Talbots, Inc. for the year ended January 31, 2009.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
June 26, 2009